Fact Sheet
Consolidated Financial Data - First Quarter, Fiscal 2023

37.5% YoY CC Digital growth	**21.4% YoY** **5.5% QoQ** CC Revenue growth	**20.0%** Operating margin ($ terms)	**4.4% YoY** Increase in EPS (₹ terms)	**$1.7 bn** Large deal TCV

Revenue Growth- Q1 23

	Reported	CC
QoQ growth (%)	3.8	5.5
YoY growth (%)	17.5	21.4

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Reported	CC
Digital	2,710	2,532	2,040	32.8	37.5
Core	1,734	1,748	1,742	(0.5)	2.4
Total	**4,444**	**4,280**	**3,782**	**17.5**	**21.4**
Digital Revenues as % of Total Revenues	*61.0*	*59.2*	*53.9*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Reported	CC
Financial services	30.6	31.3	33.0	9.0	12.1
Retail	14.5	14.3	15.0	14.0	17.8
Communication	13.0	12.8	12.2	24.7	30.0
Energy, Utilities, Resources & Services	12.4	12.0	12.1	20.2	24.6
Manufacturing	12.1	11.8	9.7	46.5	55.2
Hi-Tech	8.2	8.2	8.3	15.8	16.4
Life Sciences	6.5	6.6	6.8	13.5	15.8
Others	2.7	3.0	2.9	8.1	15.4
Total	**100.0**	**100.0**	**100.0**	**17.5**	**21.4**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Reported	CC
North America	61.8	61.4	61.7	17.8	18.4
Europe	25.0	25.2	24.2	21.9	33.2
Rest of the world	10.6	10.2	11.2	10.5	17.8
India	2.6	3.2	2.9	2.0	5.8
Total	**100.0**	**100.0**	**100.0**	**17.5**	**21.4**

Client Data

	Quarter ended		
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Number of Clients			
Active	1,778	1,741	1,659
Added during the period (gross)	106	110	113
Number of million dollar clients*			
1 Million dollar +	877	853	805
10 Million dollar +	278	275	264
50 Million dollar +	69	64	59
100 Million dollar +	38	38	34
Client contribution to revenues			
Top 5 clients	13.0%	11.8%	11.3%
Top 10 clients	20.8%	19.4%	18.8%
Top 25 clients	36.3%	35.4%	34.4%
Days Sales Outstanding	63	67	70

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Effort			
Onsite	24.3	24.0	24.1
Offshore	75.7	76.0	75.9
Utilization			
Including trainees	77.6	80.0	83.3
Excluding trainees	84.7	87.0	88.5

Employee Metrics

(Nos.)

	Quarter ended		
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Total employees	3,35,186	3,14,015	2,67,953
S/W professionals	3,18,447	2,97,859	2,53,493
Sales & Support	16,739	16,156	14,460
Voluntary Attrition % (LTM - IT Services)	28.4%	27.7%	13.9%
% of Women Employees	39.3%	39.6%	38.8%
Revenue per Employee - Consolidated (In US $ K)	56.9	57.7	56.6

Cash Flow

In US $ million

	Quarter ended		
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Free cash flow (1)	656	761	863
Consolidated cash and investments (2)	4,414	4,937	5,076

In ₹ *crore*

	Quarter ended		
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Free cash flow (1)	5,106	5,769	6,363
Consolidated cash and investments (2)	34,854	37,419	37,727

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Jun 30, 2022	Jun 30, 2021	Growth % Q1 23 over Q1 22	Mar 31, 2022	Growth % Q1 23 over Q4 22
Revenues	**4,444**	**3,782**	**17.5**	**4,280**	**3.8**
Cost of sales	3,144	2,509	25.3	2,955	6.4
Gross Profit	**1,300**	**1,273**	**2.1**	**1,325**	**(1.9)**
Operating Expenses:					
Selling and marketing expenses	193	169	14.2	179	7.8
Administrative expenses	219	208	5.3	226	(3.1)
Total Operating Expenses	**412**	**377**	**9.3**	**405**	**1.7**
Operating Profit	**888**	**896**	**(0.8)**	**920**	**(3.5)**
Operating Margin %	***20.0***	***23.7***	***(3.7)***	***21.5***	***(1.5)***
Other Income, net[(1)]	80	77	3.9	78	2.6
Profit before income taxes	**968**	**973**	**(0.5)**	**998**	**(3.0)**
Income tax expense	279	268	4.1	245	13.9
Net Profit (before minority interest)	**689**	**705**	**(2.4)**	**753**	**(8.6)**
Net Profit (after minority interest)	**689**	**704**	**(2.3)**	**752**	**(8.4)**
Basic EPS ($)	**0.16**	**0.17**	**(1.1)**	**0.18**	**(8.5)**
Diluted EPS ($)	**0.16**	**0.17**	**(1.0)**	**0.18**	**(8.4)**
Dividend Per Share ($) [(2)]	**-**	**-**	-	**0.21**	-

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Jun 30, 2022	Jun 30, 2021	Growth % Q1 23 over Q1 22	Mar 31, 2022	Growth % Q1 23 over Q4 22
Revenues	**34,470**	**27,896**	**23.6**	**32,276**	**6.8**
Cost of sales	24,369	18,506	31.7	22,272	9.4
Gross Profit	**10,101**	**9,390**	**7.6**	**10,004**	**1.0**
Operating Expenses:					
Selling and marketing expenses	1,493	1,248	19.6	1,347	10.8
Administrative expenses	1,694	1,539	10.1	1,701	(0.4)
Total Operating Expenses	**3,187**	**2,787**	**14.4**	**3,048**	**4.6**
Operating Profit	**6,914**	**6,603**	**4.7**	**6,956**	**(0.6)**
Operating Margin %	***20.1***	***23.7***	***(3.6)***	***21.5***	***(1.4)***
Other Income, net[(1)]	620	573	8.2	587	5.6
Profit before income taxes	**7,534**	**7,176**	**5.0**	**7,543**	**(0.1)**
Income tax expense	2,172	1,975	10.0	1,848	17.5
Net Profit (before minority interest)	**5,362**	**5,201**	**3.1**	**5,695**	**(5.9)**
Net Profit (after minority interest)	**5,360**	**5,195**	**3.2**	**5,686**	**(5.7)**
Basic EPS (₹)	**12.78**	**12.24**	**4.4**	**13.56**	**(5.8)**
Diluted EPS (₹)	**12.76**	**12.21**	**4.5**	**13.54**	**(5.7)**
Dividend Per Share (₹)	**-**	**-**	-	**16.00**	-

[(1)] Other income includes Finance Cost
[(2)] USD/INR exchange rate of 75.00